

SEC 07001382 IISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66333

AG* 2/28

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ironstone Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4300 Six Forks Road
(No. and Street)

Raleigh (City) NC (State) 27609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Bogaczyk 919-716-7391
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes PLLC
(Name – *if individual, state last, first, middle name*)

Suite 200, 2501 Blue Ridge Road, Raleigh NC 27607
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/9

STATE OF North Carolina
COUNTY OF Wake

OATH OR AFFIRMATION

I, Ramsey Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ironstone Securities, Inc., as of December 31st, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



AMY C. KORNEGAY
NOTARY
PUBLIC
WAKE COUNTY, NC

Sworn to and subscribed before me this 20th day of February 2007.



Signature

President
Title



My Commission Expires 6-4-2011.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IRONSTONE SECURITIES, INC.

(A WHOLLY OWNED SUBSIDIARY OF FIRST-CITIZENS BANK & TRUST COMPANY)

Balance Sheet

December 31, 2006

(With Independent Auditors' Report Thereon)



DIXON HUGHES PLLC
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

Board of Directors
IronStone Securities, Inc.:

We have audited the accompanying balance sheet of IronStone Securities, Inc. (a wholly owned subsidiary of First-Citizens Bank & Trust Company) (the Company) as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of IronStone Securities, Inc. as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes PLLC

Raleigh, North Carolina
February 22, 2007

2501 Blue Ridge Road, Suite 200
Raleigh, NC 27607
Ph. 919.876.4546 Fx. 919.876.8680
www.dixon-hughes.com



IRONSTONE SECURITIES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Balance Sheet
December 31, 2006

Assets	
Cash, noninterest-bearing (note 3)	$ 200,083
Cash, interest-bearing	350,000
Commissions receivable	11,278
Premises and equipment, net (notes 2 and 3)	540
Prepaid expenses	18,559
Deferred tax assets (note 4)	22,621
Other assets	25,000
Total assets	$ 628,081
Liabilities and Stockholder's Equity	
Liabilities:	
Due to Related Parties (note 3)	$ 44,255
Accrued salary expense	9,727
Other liabilities	25,489
Total liabilities	79,471
Stockholder's equity (note 6):	
Common stock, $1 par value. Authorized 1,000 shares; issued and outstanding 1,000 shares	1,000
Additional paid-in capital	749,000
Retained earnings (deficit)	(201,390)
Total stockholder's equity	548,610
Total liabilities and stockholder's equity	$ 628,081

See accompanying notes to balance sheet.

(1) Organization

IronStone Securities, Inc. (IronStone Securities or the Company) was organized as a North Carolina corporation, and on November 24, 2003, it became a wholly owned subsidiary of First-Citizens Bank & Trust Company (the Parent) through the issuance of 1,000 shares of $1 par value common stock. The Parent is a wholly owned subsidiary of First Citizens BancShares, Inc. (BancShares), a financial holding company located in Raleigh, North Carolina. Significant shareholders of Bancshares are also significant shareholders of Fidelity Bancshares, Inc. (Fidelity) and Southern Bancshares, Inc. (Southern). Fidelity, Southern, the Parent, its wholly owned subsidiary, IronStone Bank, and other subsidiaries of BancShares are collectively referred to as "Related Parties".

IronStone Securities is a registered broker/dealer in securities with the National Association of Securities Dealers, Inc. (NASD) and the Securities and Exchange Commission, a registered investment adviser, and a licensed insurance agency. Revenue is earned through commissions and fees earned on transactions with its customers. The majority of IronStone Securities' customers are located in the southeastern and western United States in markets served by IronStone Bank and Related Parties.

(2) Summary of Significant Accounting and Reporting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America. The more significant of these policies used in preparing the Company's financial statements are described in this summary.

(a) ***Premises and Equipment***

Premises and equipment (which primarily consist of leasehold improvements, furniture, fixtures, and equipment) are stated at cost less accumulated depreciation of $442 at December 31, 2006. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives of the assets, which is generally from three to ten years.

(b) ***Income Taxes***

The Company is included in the consolidated federal income tax return of BancShares, and computes its tax expense for federal income taxes using BancShares' federal income tax rate. A tax allocation arrangement exists between the Company and BancShares. State income taxes are computed on a separate company basis since the Company files separate state income tax returns.

Deferred income taxes are recorded for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted rates expected to be in effect when such amounts are realized or settled.

(c) ***Commission Revenue***

Commissions earned on sales and purchases of securities for customers are recorded on a settlement date basis, which does not differ materially from a trade date basis.

(2) Summary of Significant Accounting and Reporting Policies (Continued)

(d) Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

(3) Transactions with Related Parties

Expenses discussed in this note are allocated under various methods determined by the Company and Related Parties and are subject to change.

Under an agreement with the Parent, IronStone Securities is charged interest at the prime rate for any outstanding balances Due to Parent. Such interest expense paid to Parent totaled $1,773 for the year ended December 31, 2006.

The Company has entered into a revenue allocation arrangement with the Related Parties, pursuant to which the Company pays an agreed upon percentage of its gross revenues referred by such Related Parties. In addition, the Company pays a management fee to Related Parties to compensate it for various executive management and professional services. Such fees paid to Related Parties totaled $269,494 and $45,449, respectively, for the year ended December 31, 2006.

The Company pays an occupancy expense and purchases equipment from Related Parties, as applicable. The Company's total occupancy expense to Related Parties for the year ended December 31, 2006 was $8,400.

At December 31, 2006, the Company had $200,083 in a noninterest bearing demand deposit account at the Parent. Due to Related Parties consists of various items paid by the Parent on behalf of the Company, such as income taxes and revenue allocation accruals per the Company's applicable contract with Related Parties.

(4) Income Taxes

The components of income tax expense (benefit) are as follows:

	2006
Current:	
Federal	$ 26,706
State	-
	26,706
Deferred:	
Federal	(14,698)
State	(514)
	(15,212)
	$ 11,494

The income tax expense for the period differed from the amount computed by applying the Parent's federal income tax rate of 35% to income before income taxes because of the following:

	Amount	Percent
Income tax expense at federal rate	$ 23,687	35.00%
Increase in income taxes arising from:		
State income taxes, net of federal income tax benefit	(334)	(.49)%
Reduction of deferred tax asset valuation allowance	(12,269)	(18.13)%
Other	410	.60%
	$ 11,494	16.98%

Net deferred tax assets of $22,621 consist primarily of temporary differences related to organization and start-up costs and state net operating losses and are included in other assets. During the year ended December 31, 2006, the Company reduced its valuation allowance relating to deferred tax assets because of the generation of state taxable income. No valuation allowance was deemed necessary on any deferred tax assets at December 31, 2006 as management has determined it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. State net operating loss carryforwards are approximately $295,000 and expire through the year 2020.

(5) Employee Benefit Plans

The Parent sponsors a defined contribution savings plan (the CAP Plan), covering substantially all full-time employees, including the employees of the Company. The CAP Plan permits eligible employees to make contributions, with the Company matching a certain percentage of the employees' contributions. During the year, the Company made matching contributions of approximately $7,713 to the CAP Plan. The CAP Plan is available for employees after completion of thirty-one days of consecutive service.

(6) Net Capital Requirements

IronStone Securities is a registered broker/dealer in securities with the NASD. IronStone Securities is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) (the Rule), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1.

At December 31, 2006, the Company had net capital as defined of $351,075 which was $101,075 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .23 to 1.

(7) Fair Value of Financial Instruments

IronStone Securities' financial instruments are cash, commissions receivable, due to Related Parties, accrued salary expense, and other liabilities. The carrying values of these on-balance sheet financial instruments approximate their fair values. IronStone Securities has no off-balance sheet financial instruments.

END